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EXHIBIT 20.1

NEWS	Thomas & Betts Corporation 8155 T&B Boulevard Memphis, TN 38125 (901) 252-5466

FOR IMMEDIATE RELEASE

THOMAS & BETTS REPORTS FIRST QUARTER 2002 RESULTS

Turnaround and Manufacturing Consolidation and Efficiency Programs on Track;
Results Evident in Improvement in Operating Earnings

MEMPHIS, Tenn.—April 23, 2002 —Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter ended March 31, 2002.

        Sales in the first quarter 2002 were $342.1 million, down 13.8 percent from the $396.9 million reported in the first quarter 2001. The decline in sales was expected and is due mainly to continued weakness in the company's core electrical markets and the divestiture or discontinuation of certain non-strategic, under-performing product lines in 2001. Excluding revenues from product lines divested or discontinued, sales were down 8.7 percent compared to the year-ago period.

        Earnings from operations were $9.9 million for the first quarter 2002. Excluding $12.3 million in charges associated with the company's previously announced manufacturing consolidation and efficiency program, operating earnings would have been $22.2 million versus a loss from operations of $1.1 million in the first quarter last year.

        "For the first time since initiating the turnaround program in August 2000, our quarterly operating results clearly show the positive impact of the many actions we have taken to return Thomas & Betts to a position of strong and sustainable profitability," said T. Kevin Dunnigan, chairman and chief executive officer of Thomas & Betts. "While our work isn't done, we are well on our way to restoring the business fundamentals that historically made Thomas & Betts a market leader."

        Thomas & Betts reported a net loss of $11.6 million, or a loss of $0.20 per share in the first quarter, versus a loss of $5.0 million, or a loss of $0.09 per share, in the year-ago period.

        In the first quarter 2002, Thomas & Betts elected to take advantage of recent changes in U.S. tax laws that allow companies to extend the carryback period for certain net operating losses from two to five years. The company filed its 2001 and amended prior years federal tax returns to reflect this decision. Accordingly, the company will receive cash tax refunds totaling approximately $55 million, the majority of which is expected in the second quarter. In the first quarter, this decision resulted in an $11.0 million net tax charge, primarily from converting certain foreign tax credits into foreign tax deductions.

        Excluding the aforementioned manufacturing and tax-related charges, first quarter results would have been net earnings of $7.9 million, or $0.14 per share, including a $3.6 million positive impact from the company's adoption of Financial Accounting Standards No. 142, which eliminated the amortization of goodwill. On a comparable basis, Thomas & Betts would have reported a net loss of $1.4 million, or $0.03 per share, in the first quarter 2001.

        "We are very pleased to be able to quickly take advantage of recent tax law changes and receive a substantial cash refund," said Dunnigan. "We are also pleased that our underlying net earnings performance was positive when the manufacturing and tax-related charges are excluded. This performance is even more gratifying given that we continue to operate in extremely challenging economic conditions."

GROSS MARGIN UP, SG&A DOWN

        In the first quarter 2002, the company's gross margin as a percent of sales was 24.5 percent, an improvement over the 23.1 percent in the same period last year. Excluding $11.0 million related to the manufacturing program included in cost of sales, the gross margin in the quarter just ended would have been 27.7 percent. The year-over-year improvement is primarily due to the impact of a new pricing schedule in the electrical products business that became effective January 1, 2002, and lower manufacturing and freight costs.

        Likewise, the Company also showed improvement in reducing selling, general and administrative (SG&A) expense. SG&A was $72.6 million, or 21.2 percent of sales, in the quarter just ended compared with $93.0 million, or 23.4 percent of sales, in the year-earlier period.

        Thomas & Betts reiterated that its goal is to achieve a gross margin of at least 30 percent and SG&A of 20 percent or less.

MANUFACTURING CONSOLIDATION AND EFFICIENCY PROGRAM ON TRACK

        Dunnigan said that the manufacturing consolidation and efficiency program initiated in December 2001 is progressing as planned. The program affects approximately two-thirds of the company's total manufacturing operations, including all electrical products manufacturing plants in the United States, Europe and Mexico, and has three primary components: consolidating manufacturing capacity, improving productivity, and investing in tooling and equipment.

        As of the end of the first quarter, the company had closed, or was in the final stages of closing, five facilities and was in the process of transitioning production from these plants to other locations. An additional six plants will be closed over the course of the program. Efficiency improvements are underway at all facilities included in the program, and investments in equipment and tooling have begun. Management expects to substantially complete the program by the end of the third quarter 2002, although some activities may extend slightly beyond this date.

        Thomas & Betts expects on-going pre-tax savings of approximately $45 to $50 million annually from the manufacturing consolidation and efficiency program. As previously announced, pre-tax charges associated with the initiatives will total approximately $80 to $90 million. $49 million of these charges were recorded in the fourth quarter of 2001 and $12 million were recorded in the first quarter 2002. The balance of the charges is expected to be recorded over the remainder of 2002.

OTHER ITEMS

        Thomas & Betts reported $0.7 million in earnings from unconsolidated companies in the first quarter 2002, compared to earnings of $3.4 million in the year-earlier period. Effective in the first quarter 2002, the company changed its method of accounting for its investment in Leviton Manufacturing Co., Inc. from the equity to the cost method.

        Net interest expense in the first quarter 2002 was $10.9 million, compared with $10.0 million recorded a year ago due to lower rates on interest income.

BALANCE SHEET UPDATE

        At March 31, 2002, accounts receivable were $188.7 million, flat with the end of the fourth quarter 2001. Days Sales Outstanding improved by eight percent over the last quarter as the company continued to execute effective collections processes instituted early in the turnaround program.

        As expected, the company's March 30, 2001 investment in inventory of $193.5 million was relatively flat with year-end 2001, despite the need for some inventory build during the first quarter to facilitate plant consolidation and equipment transfers required for the manufacturing program.

        "These results underscore our commitment to tightly manage working capital," said Dunnigan. "We have made great progress in how we manage both accounts receivable and inventory and expect solid performance in these areas going forward, even as we shift our focus to improving our core manufacturing operations."

        Net debt (total debt less cash, cash equivalents and marketable securities) increased by $43.3 million to $473.5 million, primarily as a result of a $20 million payment for a previously announced patent lawsuit settlement and costs incurred for the manufacturing consolidation and efficiency program.

FIRST-QUARTER SEGMENT RESULTS REFLECT WEAK MARKET CONDITIONS

        Sales in the company's Electrical segment were $256.5 million for the first quarter 2002, down 17 percent from the $309.6 million reported in the same period 2001. Excluding divested and discontinued product sales, first quarter 2002 electrical sales were down 11.1 percent, due largely to weak market conditions in industrial and construction markets.

        Electrical segment earnings were $2.7 million versus earnings of $0.9 million in the year-ago period. Current quarter segment results include $11.0 million in costs associated with the manufacturing consolidation and efficiency program. The improvement in segment earnings reflects the impact of a new pricing schedule that became effective January 1, 2002, lower manufacturing and freight costs, and lower SG&A.

        Sales in the Steel Structures segment were $35.1 million for the first quarter, compared to $33.4 million in the year-ago period. Earnings in this segment were $3.9 million compared to $3.5 million recorded in the first quarter 2001.

        Despite continued weakness in North American cable TV and telecom markets, the company's Communications segment reported sales of $29.3 million in the first quarter 2002, relatively flat with the $28.3 million reported in the same period last year. This segment recorded earnings of $4.1 million in the quarter compared to a $3.1 million loss in the year-earlier period. The significant improvement in earnings is due largely to tight operating and expense controls implemented last year in response to very weak market conditions.

        Sales in the HVAC segment, which provides industrial heating and ventilation products, were $21.1 million for the first quarter 2002, down from $25.6 million recorded in the year-earlier period. The continued recession in commercial and industrial markets negatively affected segment sales. The segment reported earnings of $1.2 million in the quarter, relatively flat with the first quarter 2001.

2002 DIRECTIONAL GUIDANCE

        Dunnigan said that the company expects second quarter 2002 sales to be down by five to ten percent, excluding divested or discontinued product sales, when compared with the second quarter 2001.

        Dunnigan also reiterated 2002 directional earnings guidance provided in December 2001 and February 2002. Assuming a reasonable recovery in economic conditions in the second half of the year, management expects the company to achieve low double-digit operating earnings in the fourth quarter 2002.

CORPORATE OVERVIEW

        Thomas & Betts is a leading designer and manufacturer of connectors and components for worldwide electrical and communication markets. The company also manufactures steel structures for a variety of applications and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.5 billion in 2001 and employed approximately 11,000 people worldwide as of December 30, 2001. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

        ###

NOTE: The attached financial tables support the information provided in this news release:
Consolidated Statements of Operations
Segment Information
Recap of Manufacturing Efficiency and Consolidation Initiatives
Transitional Disclosures for Statement of Financial Accounting Standards No. 142
2001 Consolidated Statements of Operations Based on Current-Year Presentation
Condensed Consolidated Balance Sheets

CONTACT: Tricia Bergeron
Vice President, Investor & Corporate Relations
(901) 252-8266
email: tricia.bergeron@tnb.com

CONFERENCE CALL/WEBCAST INFORMATION

        Thomas & Betts will hold a conference call/webcast to discuss the company's first quarter 2002 results on April 24, 2002 at 10:00 am Central Daylight Time (11:00 am Eastern Daylight Time). To access the call, please call (785) 832-1077 (password is "TNB"). The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com. The conference call will be recorded and available for replay through 5:00 pm. CDT on Friday, April 26, 2002. To access the replay, please call (402) 220-2979 (no password required).

        This press release includes forward-looking statements that are subject to many uncertainties in the company's operations and business environment. Forward-looking statements are identified by terms such as "achieve", "guidance", "expect", "believe", "anticipate" and "plan." Such uncertainties, which are discussed further in the company's annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Quarter Ended
	March 31, 2002	April 1, 2001
Net sales	$342,051	396,948
Cost of sales	258,272	305,063

Gross margin	83,779	91,885
Gross margin—% of net sales	24.5%	23.1%
Selling, general and administrative	72,596	93,030
Selling, general and administrative—% of net sales	21.2%	23.4%
Provision—restructured operations	1,265	—

Earnings (loss) from operations	9,918	(1,145)
Income from unconsolidated companies	702	3,434
Interest expense—net	(10,899)	(9,969)
Other (expense) income—net	(759)	483

Loss before income taxes	(1,038)	(7,197)
Income tax (benefit)	10,609	(2,231)

Net loss	$(11,647)	$(4,966)

Net loss per share:
Basic loss per share	$(0.20)	$(0.09)

Diluted loss per share	$(0.20)	$(0.09)

Average shares outstanding:
Basic	58,221	58,039
Diluted	58,221	58,039

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Segment Information
(In thousands)
(Unaudited)

	Quarter Ended
	March 31, 2002	April 1, 2001
Net sales:
Electrical	$256,526	$309,640
Steel Structures	35,125	33,392
Communications	29,337	28,340
HVAC	21,063	25,576

Total net sales	$342,051	$396,948

Segment earnings:
Electrical	$2,677	$900
Steel Structures	3,908	3,542
Communications	4,087	(3,139)
HVAC	1,213	977

Total reportable segment earnings	11,885	2,289
Total reportable segment earnings—% of net sales	3.5%	0.6%
Provision—restructured operations	(1,265)	—
Interest expense—net	(10,899)	(9,969)
Other (expense) income—net	(759)	483

Loss before income taxes	$(1,038)	$(7,197)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Recap of Manufacturing Efficiency and Consolidation Initiatives
(In thousands)
(Unaudited)

	4th Quarter 2001	1st Quarter 2002	Cumulative
Certain costs excluded from electrical segment earnings:
Impairment charges on long-lived assets	$30,041	$—	$30,041
Provisions—restructured operations	11,666	1,265	12,931
Cost of sales	3,047	—	3,047

Total excluded from segment earnings	44,754	1,265	46,019

Certain costs reflected in electrical segment earnings:
Cost of sales	4,321	11,024	15,345

Total reflected in segment earnings	4,321	11,024	15,345

Total manufacturing plan costs	$49,075	$12,289	$61,364

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Transitional Disclosures for
Statement of Financial Accounting Standards No. 142
(in thousands, except per share data)
(Unaudited)

	Quarter Ended
	March 31, 2002	April 1, 2001
		As reported	Add back Goodwill Amortization	As adjusted
Loss before income taxes	$(1,038)	$(7,197)	$3,550	$(3,647)
Income tax (benefit)	10,609	(2,231)	23	(2,208)

Net loss	$(11,647)	$(4,966)	$3,527	$(1,439)

Net loss per common share:
Basic	$(0.20)	$(0.09)	$0.06	$(0.03)

Diluted	$(0.20)	$(0.09)	$0.06	$(0.03)

Segment Earnings:
Electrical	$2,677	$909	$2,669	$3,578
Steel Structures	3,908	3,542	513	4,055
Communications	4,087	(3,139)	12	(3,127)
HVAC	1,213	977	356	1,333

Total reportable segment earnings	11,885	2,289	3,550	5,839
Provision—restructured operations	(1,265)	—	—	—
Interest expense—net	(10,899)	(9,969)	—	(9,969)
Other (expense) income—net	(759)	483	—	483

Loss before income taxes	$(1,038)	$(7,197)	$3,550	$(3,647)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
2001 Consolidated Statements of Operations Based on Current Year Presentation
(in thousands, except per share data)
(Unaudited)

	2001
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Net sales	$396,948	$385,444	$373,186	$341,913	$1,497,491
Cost of sales	305,063	292,112	288,738	293,851	1,179,764

Gross margin	91,885	93,332	84,448	48,062	317,727
Gross margin—% of net sales	23.1%	24.2%	22.6%	14.1%	21.2%
Selling, general and administrative	93,030	88,577	85,600	73,840	341,047
Selling, general and administrative—% of net sales	23.4%	23.0%	22.9%	21.6%	22.8%
Impairment changes on long-lived assets	—	—	36,637	46,644	83,281
Provision—restructured operations	—	—	—	11,666	11,666

Earnings (loss) from operations	(1,145)	4,755	(37,789)	(84,088)	(118,267)
Income from unconsolidated companies	3,434	245	(1,542)	62	2,199
Interest expense—net	(9,969)	(10,529)	(11,355)	(10,047)	(41,900)
Other (expense) income—net	483	(2,246)	(483)	(26,825)	(29,071)

Loss before income taxes	(7,197)	(7,775)	(51,169)	(120,898)	(187,039)
Income tax (benefit)	(2,231)	(2,410)	(5,558)	(37,963)	(48,162)

Net loss from continuing operations	$(4,966)	$(5,385)	$(45,611)	$(82,935)	$(138,877)
Gain on sale of discontinued operations—net	—	—	—	(7,513)	(7,513)

Net loss	$(4,966)	$(5,365)	$(45,611)	$(90,448)	$(146,390)

Basic loss per share:
Loss from continuing operations	$(0.09)	$(0.09)	$(0.78)	$(1.43)	$(2.39)
Gain on sale of discontinued operations	—	—	—	(0.13)	(0.13)

Net loss	$(0.09)	$(0.09)	$(0.78)	$(1.56)	$(2.52)

Diluted loss per share:
Loss from continuing operations	$(0.09)	$(0.09)	$(0.78)	(1.43)	$(2.39)
Gain on sale of discontinued oeprations	—	—	—	(0.13)	(0.13)

Net loss	$(0.09)	$(0.09)	$(0.78)	$(1.56)	$(2.52)

Average shares outstanding:
Basic	58,039	58,149	58,150	58,150	58,116
Diluted	58,039	58,149	58,150	58,150	58,116

NOTE:	To conform to current year presentation, research and development costs have been reclassified to cost of sales and amortization of intangibles has been reclassified to selling, general and administrative.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands)
(Unaudited)

	March 31, 2002	December 30, 2001
ASSETS
Current assets:
Cash and cash equivalents	$185,941	$234,843
Marketable securities	6,364	6,982
Receivables—net	188,665	188,160
Inventories—net	193,527	192,079
Income tax receivables	61,603	5,779
Deferred income taxes	75,702	79,821
Other current assets	61,686	62,639

Total current assets	773,488	770,303
Property, plant and equipment—net	299,760	309,080
Goodwill—net	473,656	473,871
Other intangible assets—net	897	959
Investments in unconsolidated companies	122,426	121,736
Deferred income taxes	—	50,148
Other assets	34,074	35,514

Total assets	$1,704,301	$1,761,610

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt	$107,885	$54,002
Accounts payable	117,611	120,688
Accrued liabilities	131,234	176,959
Income taxes payable	4,263	4,060

Total current liabilities	360,993	355,709
Long-term debt	557,964	618,035
Other long-term liabilities	105,052	104,581
Deferred income taxes	8,477	—
Shareholders' equity	671,815	683,285

Total liabilities and shareholders' equity	$1,704,301	$1,761,610

QuickLinks

  EXHIBIT 20.1
Consolidated Statements of Operations
Segment Information
Recap of Manufacturing Efficiency and Consolidation Initiatives
THOMAS & BETTS CORPORATION AND SUBSIDIARIES Transitional Disclosures for Statement of Financial Accounting Standards No. 142 (in thousands, except per share data) (Unaudited)
THOMAS & BETTS CORPORATION AND SUBSIDIARIES 2001 Consolidated Statements of Operations Based on Current Year Presentation (in thousands, except per share data) (Unaudited)
THOMAS & BETTS CORPORATION AND SUBSIDIARIES Condensed Consolidated Balance Sheets (in thousands) (Unaudited)